Soturi Kitchen

– allergen friendly –

Real Food with A Purpose



Soturi Kitchen provides a delicious and joyful experience to the people with food sensitivities and allergies through healthy foods made with wholesome ingredients. At the same time doing it in a way that's also good for the earth.





Hello, The Elephant in the room!

How are we being affected by COVID-19?

- Our original sale channel - farmers markets, are considered as an essential business and operating as usual

- We have a steady following of customers that are continuing to support us

- We have seen growth in online sales

Sway

- The Magician - Founder



- 15 years in food & beverage, both front and back of the house
- Precision Nutrition Coach, Functional Sports Nutrition
- Herbalist & Plant Medicine

Damian

- The Brain - Operations Manager



- Professional Culinary Program & International Baking and Pastry Program, Florida Culinary Institute
- 20 years of Senior management, Starwood & Cheesecake Factory + more

Jacque

- Bubbles - Farmers' Market Manager



- BS in Nutrition with an emphasis in Dietetics, Seattle Pacific University
- Community Kitchen at SPU
- Woman, Infants and Children, WIC
- Rouxbe, Online Culinary School

Caitlyn

- The Savior - Account Manager



- George Fox University graduate in accounting
- Quickbooks Online certification
- Experienced in payroll & auditing
- Experience in coffee and baking

Market Opportunity



We are in the health food niche market - gluten free, dairy free, corn free, soy free, peanut free, seafood free, low and natural sugar



Our locations span from S.F. to Los Gatos. Farmers' market sale average is $16 per transaction. Popular items are $10 to $12



We serve those that have food sensitivities and allergies



32 million Americans have food allergies. 1 in 75 Americans has celiac disease. A 100% gluten-free diet is the only existing treatment for celiac disease today

Milestones



03/2018
First product available - Anywhere Bars & Breads

11/2018
CFO Permit

05/2019
Farmers' Markets in Los Gatos & Santana Row

01/2020
Farmers' Market in Fort Mason

06/2020
First brick and mortar

Customer stories

Extremely tasty gluten free products that taste like regular products with wheat! **I buy from them every chance I get!** Some of the products are extremely original, like the GF lavender bread, and I haven't seen them anywhere else!

- Claire Eisel





I discovered Soturi Kitchen at the Nourished Festival in San Mateo. I was so happy to find they come every Sunday to my Local Farmers Market. Finding wholesome Gluten free bread is not an easy task in my town of Los Gatos. **The Lavender Lemon loaf is our favorite. The brownies and muffins are equally as good.** I do hope someday they can open an actual store.

- Sandra West, Los Gatos



Customer stories

Love at first bite. Soturi catered a party I attended and although I had planned to stay for a few minutes, I stayed long enough to sample almost everything. WOW!

And then when I learned that a yoga studio carried Soturi muffins in their tea/coffee house, **I would make trips to the studio just to pick up a muffin.**

- Dominique Garcia





Customer stories

It isn't even a year that you came into our lives. During the second week of last years Santana Row Market we found you and your amazing bread. Back then in was your second week on the market and not so many people had been there during the first week. The reason was the rainy weather.

But after that **it became our weekly must do to get this amazing fresh gluten-free bread.** We love the taste, the texture and most of all it has very few ingredients. The cookies and muffins are also delicious and we buy them every week. **It's hard to imagine to have to live without these amazing goods.** I hope you will grow and reach more people that need gluten-free bread and cookies.

Sway is also one of the nicest and most energetic people I have ever met.

- Bianka & Ricardo, San Jose





$MTM (Show Me The Money)

	2019	2020	2021	2022	2023
Revenue	$312,464	$371,050	$472,295	$482,263	$493,228
Gross Margin (%)	-2.8%	23%	35%	35%	35%
Expenses	$321,214	$284,246	$307,069	$313,201	$321,340
Net Profit	-$8,751	$86,804	$165,226	$169,063	$171,888

Competitive Analysis



We hold a very small percentage in the overall market space.

Our advantage is that we have relationships with our customers


Soturi Kitchen


oliver.the.greathound
The humans got Bread Delivery
@SOTURIKITCHEN
We are OPEN
Love LOCAL
Lavender Lemon Bread gluten free
Lavender Lemon Bread
Lavender Lemon Bread gluten free

We are in a place where our demographic is demanding products like ours - gf, df, healthy & conscious ingredients.

Investment

We are seeking to raise $30,000 to $300,000 in terms of equity, debt, and controvertible notes.

- Existing cafe asset purchase $205,000
- Cafe improvement $20,000
- Working capital $75,000
  - Rent
  - Inventory

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